EXHIBIT 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the second fiscal quarter ended June 30, 2005 consolidated statements of earnings

(unaudited)

	Second quarter		Six months ended June 30
($ millions)	2005	2004	2005	2004
Revenues (note 12)	2 380	2 201	4 441	3 996
Expenses
Purchases of crude oil and products	1 039	777	1 855	1 308
Operating, selling and general (note 6)	460	445	928	845
Energy marketing and trading activities (note 3)	209	110	343	177
Transportation and other costs	33	29	67	56
Depreciation, depletion and amortization (note 2)	168	178	333	353
Accretion of asset retirement obligations	7	7	15	13
Exploration	2	5	19	38
Royalties (note 9)	123	137	238	228
Taxes other than income taxes	126	123	246	242
Loss (gain) on disposal of assets	(1)	1	(1)	—
Project start-up costs	3	—	6	22
Financing expenses (notes 2 and 4)	21	53	28	112
	2 190	1 865	4 077	3 394
Earnings Before Income Taxes	190	336	364	602
Provision for Income Taxes (note 2)
Current	24	4	53	24
Future	54	130	101	160
	78	134	154	184
Net Earnings	112	202	210	418

Per Common Share (dollars), (note 5)
Basic	0.24	0.44	0.46	0.92
Diluted	0.24	0.43	0.45	0.90
Cash dividends	0.06	0.06	0.12	0.11

See accompanying notes.

consolidated balance sheets

(unaudited)

	June 30	December 31
($ millions)	2005	2004
Assets
Current assets
Cash and cash equivalents	48	88
Accounts receivable	882	627
Inventories	500	423
Future income taxes	86	57
Total current assets	1 516	1 195
Property, plant and equipment, net (note 2)	11 483	10 326
Deferred charges and other	442	320
Total assets	13 441	11 841
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	10	30
Accounts payable and accrued liabilities (note 9)	1 764	1 306
Income taxes payable	30	32
Taxes other than income taxes	14	41
Total current liabilities	1 818	1 409
Long-term debt	2 919	2 217
Accrued liabilities and other	884	749
Future income taxes (note 2)	2 675	2 545
Shareholders’ equity (see below)	5 145	4 921
Total liabilities and shareholders’ equity	13 441	11 841

Shareholders’ Equity

	Number		Number
	(thousands)		(thousands)
Share capital	456 760	707	454 241	651
Contributed surplus		42		32
Cumulative foreign currency translation		(52)		(55)
Retained earnings (note 2)		4 448		4 293
		5 145		4 921

See accompanying notes.

consolidated statements of cash flows

(unaudited)

	Second quarter		Six months ended June 30
($ millions)	2005	2004	2005	2004

Operating Activities
Cash flow from operations	305	490	599	904
Decrease (increase) in operating working capital
Accounts receivable	51	(87)	(175)	(219)
Inventories	(36)	(70)	(40)	(103)
Accounts payable and accrued liabilities	239	143	453	254
Taxes payable	(5)	(11)	(28)	(3)
Cash flow from operating activities	554	465	809	833
Cash Used in Investing Activities	(903)	(347)	(1 518)	(697)
Net Cash Surplus (Deficiency) Before Financing Activities	(349)	118	(709)	136
Financing Activities
Increase (decrease) in short-term debt	2	(1)	(20)	6
Net increase (decrease) in other long-term debt	347	(116)	658	(468)
Issuance of common shares under stock option plan	21	3	52	20
Dividends paid on common shares	(26)	(24)	(51)	(45)
Deferred revenue	14	—	30	—
Cash provided by (used in) financing activities	358	(138)	669	(487)
Increase (Decrease) in Cash and Cash Equivalents	9	(20)	(40)	(351)
Cash and Cash Equivalents at Beginning of Period	39	57	88	388
Cash and Cash Equivalents at End of Period	48	37	48	37

See accompanying notes.

consolidated statements of changes in shareholders’ equity

(unaudited)

			Cumulative
			Foreign
	Share	Contributed	Currency	Retained
($ millions)	Capital	Surplus	Translation	Earnings

At December 31, 2003, as previously reported	604	7	(26)	3 294
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	14
At December 31, 2003, as restated	604	7	(26)	3 308
Net earnings	—	—	—	418
Dividends paid on common shares	—	—	—	(45)
Issued for cash under stock option plan	20	—	—	—
Issued under dividend reinvestment plan	4	—	—	(2)
Stock-based compensation expense	—	9	—	—
Foreign currency translation adjustment	—	—	11	—
At June 30, 2004	628	16	(15)	3 679
At December 31, 2004, as previously reported	651	32	(55)	4 269
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	24
At December 31, 2004, as restated	651	32	(55)	4 293
Net earnings	—	—	—	210
Dividends paid on common shares	—	—	—	(51)
Issued for cash under stock option plan	52	—	—	—
Issued under dividend reinvestment plan	4	—	—	(4)
Stock-based compensation expense	—	10	—	—
Foreign currency translation adjustment	—	—	3	—
At June 30, 2005	707	42	(52)	4 448

See accompanying notes.

schedules of segmented data

(unaudited)

	Second quarter
					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

EARNINGS
Revenues
Operating revenues	460	815	130	132	887	764	575	372	—	1	2 052	2 084
Energy marketing and trading activities	—	—	—	—	214	117	—	—	—	—	214	117
Net insurance proceeds (note 12)	113	—	—	—	—	—	—	—	—	—	113	—
Intersegment revenues	76	93	7	16	—	—	—	—	(83)	(109)	—	—
Interest	—	—	—	—	—	—	1	—	—	—	1	—
	649	908	137	148	1 101	881	576	372	(83)	(108)	2 380	2 201
Expenses
Purchases of crude oil and products	12	30	—	—	658	573	453	282	(84)	(108)	1 039	777
Operating, selling and general	210	250	23	19	117	96	39	38	71	42	460	445
Energy marketing and trading activities	—	—	—	—	209	110	—	—	—	—	209	110
Transportation and other costs	21	19	6	6	2	—	4	4	—	—	33	29
Depreciation, depletion and amortization	110	127	30	29	18	16	6	4	4	2	168	178
Accretion of asset retirement obligations	5	5	1	1	1	1	—	—	—	—	7	7
Exploration	—	2	2	3	—	—	—	—	—	—	2	5
Royalties	94	105	29	32	—	—	—	—	—	—	123	137
Taxes other than income taxes	7	7	1	2	89	87	29	27	—	—	126	123
Loss (gain) on disposal of assets	—	3	—	(2)	(1)	—	—	—	—	—	(1)	1
Project start-up costs	3	—	—	—	—	—	—	—	—	—	3	—
Financing expenses	—	—	—	—	—	—	—	—	21	53	21	53
	462	548	92	90	1 093	883	531	355	12	(11)	2 190	1 865
Earnings (loss) before income taxes	187	360	45	58	8	(2)	45	17	(95)	(97)	190	336
Income taxes	(70)	(129)	(18)	(23)	(3)	(1)	(14)	(5)	27	24	(78)	(134)
Net earnings (loss)	117	231	27	35	5	(3)	31	12	(68)	(73)	112	202

schedules of segmented data (continued)

(unaudited)

	Second quarter
					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	117	231	27	35	5	(3)	31	12	(68)	(73)	112	202
Exploration expenses	—	—	2	3	—	—	—	—	—	—	2	3
Non-cash items included in earnings
Depreciation, depletion and amortization	110	127	30	29	18	16	6	4	4	2	168	178
Income taxes	70	129	18	23	3	1	14	5	(51)	(28)	54	130
Loss (gain) on disposal of assets	—	3	—	(2)	(1)	—	—	—	—	—	(1)	1
Stock-based compensation expense	—	—	—	—	—	—	—	—	6	5	6	5
Other	(2)	3	4	4	1	1	1	(1)	19	31	23	38
Overburden removal outlays	(77)	(58)	—	—	—	—	—	—	—	—	(77)	(58)
Increase (decrease) in deferred credits and other	(3)	(14)	—	(2)	—	8	—	1	21	(2)	18	(9)
Total cash flow from (used in) operations	215	421	81	90	26	23	52	21	(69)	(65)	305	490
Decrease (increase) in operating working capital	125	(3)	(11)	(24)	20	(23)	29	(20)	86	45	249	(25)
Total cash flow from (used in) operating activities	340	418	70	66	46	—	81	1	17	(20)	554	465
Cash from (used in) investing activities:
Capital and exploration expenditures	(510)	(246)	(72)	(37)	(114)	(40)	(96)	(27)	(12)	(11)	(804)	(361)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	(62)	—	—	—	(62)	—
Deferred maintenance shutdown expenditures	(35)	—	—	—	—	(24)	(1)	(6)	—	—	(36)	(30)
Deferred outlays and other investments	—	(1)	—	—	(1)	(8)	—	—	(1)	8	(2)	(1)
Proceeds from disposals	—	40	—	3	1	2	—	—	—	—	1	45
Total cash (used in) investing activities	(545)	(207)	(72)	(34)	(114)	(70)	(159)	(33)	(13)	(3)	(903)	(347)
Net cash surplus (deficiency) before financing activities	(205)	211	(2)	32	(68)	(70)	(78)	(32)	4	(23)	(349)	118

schedules of segmented data (continued)

(unaudited)

	Six months ended June 30
					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

EARNINGS
Revenues
Operating revenues	1 013	1 481	261	223	1 652	1 442	986	661	1	1	3 913	3 808
Energy marketing and trading activities	—	—	—	—	351	195	—	—	—	(8)	351	187
Net insurance proceeds (note 12)	176	—	—	—	—	—	—	—	—	—	176	—
Intersegment revenues	153	192	13	58	—	—	—	—	(166)	(250)	—	—
Interest	—	—	—	—	—	—	1	—	—	1	1	1
	1 342	1 673	274	281	2 003	1 637	987	661	(165)	(256)	4 441	3 996
Expenses
Purchases of crude oil and products	21	42	—	—	1 219	1 011	782	506	(167)	(251)	1 855	1 308
Operating, selling and general	452	464	44	39	225	192	71	71	136	79	928	845
Energy marketing and trading activities	—	—	—	—	343	185	—	—	—	(8)	343	177
Transportation and other costs	45	36	11	11	3	1	8	8	—	—	67	56
Depreciation, depletion and amortization	217	251	61	57	36	33	12	7	7	5	333	353
Accretion of asset retirement obligations	11	10	3	2	1	1	—	—	—	—	15	13
Exploration	10	15	9	23	—	—	—	—	—	—	19	38
Royalties	181	167	57	61	—	—	—	—	—	—	238	228
Taxes other than income taxes	14	14	1	2	172	170	59	56	—	—	246	242
Loss (gain) on disposal of assets	—	3	—	(3)	(1)	—	—	—	—	—	(1)	—
Project start-up costs	6	22	—	—	—	—	—	—	—	—	6	22
Financing expenses	—	—	—	—	—	—	—	—	28	112	28	112
	957	1 024	186	192	1 998	1 593	932	648	4	(63)	4 077	3 394
Earnings (loss) before income taxes	385	649	88	89	5	44	55	13	(169)	(193)	364	602
Income taxes	(151)	(179)	(35)	(32)	(3)	(17)	(18)	(4)	53	48	(154)	(184)
Net earnings (loss)	234	470	53	57	2	27	37	9	(116)	(145)	210	418

As at June 30
TOTAL ASSETS	10 165	8 530	1 089	822	1 574	1 201	1 092	495	(479)	8	13 441	11 056

schedules of segmented data (continued)

(unaudited)

	Six months ended June 30
					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	234	470	53	57	2	27	37	9	(116)	(145)	210	418
Exploration expenses	—	—	9	23	—	—	—	—	—	—	9	23
Non-cash items included in earnings
Depreciation, depletion and amortization	217	251	61	57	36	33	12	7	7	5	333	353
Income taxes	151	179	35	32	3	17	18	4	(106)	(72)	101	160
Loss (gain) on disposal of assets	—	3	—	(3)	(1)	—	—	—	—	—	(1)	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	10	9	10	9
Other	23	(8)	6	8	8	(7)	3	(8)	7	51	47	36
Overburden removal outlays	(152)	(112)	—	—	—	—	—	—	—	—	(152)	(112)
Increase (decrease) in deferred credits and other	(6)	3	—	(1)	—	9	—	3	48	3	42	17
Total cash flow from (used in) operations	467	786	164	173	48	79	70	15	(150)	(149)	599	904
Decrease (increase) in operating working capital	120	8	(27)	(37)	(33)	9	(44)	(44)	194	(7)	210	(71)
Total cash flow from (used in) operating activities	587	794	137	136	15	88	26	(29)	44	(156)	809	833
Cash from (used in) investing activities:
Capital and exploration expenditures	(880)	(474)	(154)	(107)	(192)	(65)	(163)	(45)	(24)	(17)	(1 413)	(708)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	(62)	—	—	—	(62)	—
Deferred maintenance shutdown expenditures	(60)	—	—	—	—	(25)	(1)	(6)	—	—	(61)	(31)
Deferred outlays and other investments	(1)	(3)	—	—	(2)	(12)	—	—	(1)	8	(4)	(7)
Proceeds from disposals	21	40	—	7	1	2	—	—	—	—	22	49
Total cash (used in) investing activities	(920)	(437)	(154)	(100)	(193)	(100)	(226)	(51)	(25)	(9)	(1 518)	(697)
Net cash surplus (deficiency) before financing activities	(333)	357	(17)	36	(178)	(12)	(200)	(80)	19	(165)	(709)	136

notes to the consolidated financial statements

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at June 30, 2005 and the results of its operations and cash flows for the three and six month periods ended June 30, 2005 and 2004.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Preferred Securities

On January 1, 2005 the company retroactively adopted the Canadian accounting standard related to disclosure and presentation of financial instruments. Accordingly, the company’s preferred securities, which were redeemed in March, 2004, have been reclassified as long-term debt. The company has also restated its property, plant and equipment and depreciation, depletion and amortization to reflect the capitalized interest that would have been incurred and amortized had the preferred securities been classified as debt during the period in which they were outstanding. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

	As at June 30
($ millions, increase)	2005	2004

Property, plant and equipment	36	38
Total assets	36	38

Future income tax liabilities	13	14
Retained earnings	23	24
Total liabilities and shareholders’ equity	36	38

Change in Consolidated Statements of Earnings

	Second quarter		Six months ended June 30
($ millions, increase/(decrease))	2005	2004	2005	2004

Depreciation, depletion and amortization	1	1	1	2
Financing expenses	—	—	—	15
Future income taxes	—	—	—	(5)
Net earnings	(1)	(1)	(1)	(12)
Per common share – basic (dollars)	—	—	—	—
Per common share – diluted (dollars)	—	—	—	—

(b) Consolidation of Variable Interest Entities

On January 1, 2005 the company prospectively adopted Canadian Accounting Guideline 15 – “Consolidation of Variable Interest Entities (VIEs)”. Accordingly, the company has consolidated the VIE related to the sale of equipment as described in note 11(c) of the company’s 2004 Annual Report. The impact of adopting this standard was an increase to property, plant and equipment of $14 million, an increase to materials and supplies inventory of $8 million and an increase to long-term debt of $22 million.

3. ENERGY MARKETING AND TRADING ACTIVITIES

The company uses physical and financial energy contracts, including swaps, forwards and options to gain market information and earn trading and marketing revenues. The results of these activities are reported as revenue and as energy trading and marketing expenses in the Consolidated Statement of Earnings.

Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. For the quarter ended June 30, 2005 these activities resulted in a net pretax gain of $7 million (2004-pretax gain $4 million). For the six months ended June 30, 2005 physical energy marketing contracts resulted in a net pretax gain of $9 million (2004 – pretax gain of $5 million).

In addition to the financial derivatives used for hedging activities, the company also enters into various financial energy contracts for trading activities. The following information presents all positions for the financial instruments only. These energy trading activities are accounted for using the mark-to-market method and as such all financial instruments are recorded at fair value at each balance sheet date. For the quarter ended June 30, 2005, a net pretax loss of $1 million (2004 – pretax gain $4 million) resulted from the settlement and revaluation of the financial energy contracts. For the six months ended June 30, 2005 a net pretax gain of $1 million (2004 – pretax gain $6 million) was recorded. The above amounts do not include the impact of related general and administrative costs.

The fair value of unsettled (unrealized) energy trading assets and liabilities are as follows:

	June 30	December 31
($ millions)	2005	2004

Energy trading assets	34	26
Energy trading liabilities	21	9

The source of the valuations of the above contracts is based on actively quoted prices and internal model valuations.

4. FINANCING EXPENSES

	Second quarter		Six months ended June 30
($ millions)	2005	2004	2005	2004

Interest on debt	38	36	71	85
Capitalized interest	(31)	(12)	(57)	(23)
Net interest expense	7	24	14	62
Foreign exchange loss on long-term debt	16	30	22	55
Other foreign exchange gain	(2)	(1)	(8)	(5)
Total financing expenses	21	53	28	112

5. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Second quarter		Six months ended June 30
($ millions)	2005	2004	2005	2004

Net earnings	112	202	210	418

(millions of common shares)
Weighted-average number of common shares	456	453	455	452
Options issued under stock-based compensation plans	10	7	11	10
Weighted-average number of diluted common shares	466	460	466	462

(dollars per common share)
Basic earnings per share (b)	0.24	0.44	0.46	0.92
Diluted earnings per share (c)	0.24	0.43	0.45	0.90	(a)

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)          For the six months ended June 30, 2004, diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares. Interest on subordinated debentures, the revaluation of US$ subordinated debentures and the redemption of subordinated debentures by the issuance of common shares have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

(b)         Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(c)          Diluted earnings per share is the net earnings, divided by the weighted-average number of diluted common shares.

6. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock Option Plans

Under the SunShare long-term incentive plan, the company granted 413,000 options to new employees in the second quarter of 2005, for a total of 677,000 options granted in the six months ended June 30, 2005 (386,000 options granted during the second quarter of 2004; 1,196,000 options granted in the six months ended June 30, 2004).

On January 31, 2005, in connection with the achievement of a predetermined performance criterion, 2,062,000 SunShare options vested, representing approximately 25% of the then outstanding unvested options under the SunShare plan. On June 30, 2005, we met an additional predetermined performance criterion under the SunShare plan, resulting in the vesting of 50% of the outstanding, unvested SunShare options on April 30, 2008. As we had been accruing the costs of these options, the impact on net earnings for the second quarter and the six months ended June 30, 2005 was not significant.

Under the company’s other plans, 64,000 options were granted in the second quarter of 2005, for a total of 1,355,000 options granted in the six months ended June 30, 2004 (58,000 options granted during the second quarter of 2004; 1,284,000 granted in the six months ended June 30, 2004).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Second quarter		Six months ended June 30
	2005	2004	2005	2004

Quarterly dividend per share	$0.06	$0.06	$0.06	$0.06 *
Risk-free interest rate	3.59%	3.73%	3.73%	3.73%
Expected life	5 years	6 years	6 years	6 years
Expected volatility	28%	29%	28%	29%
Weighted-average fair value per option	$14.76	$11.82	$14.09	$11.77

*                 In 2004, quarterly dividends of $0.05 and $0.06 per share were paid in the first and second quarter, respectively.

Stock-based compensation expense recognized in the second quarter of 2005 related to stock options plans was $6 million (2004 – $5 million). For the six months ended June 30, 2005 stock-based compensation expense recognized was $10 million (2004 – $9 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Second quarter		Six months ended June 30
($ millions, except per share amounts)	2005	2004	2005	2004

Net earnings – as reported	112	202	210	418
Less: compensation cost under the fair value method for pre-2003 options	7	6	9	21
Pro forma net earnings	105	196	201	397
Basic earnings per share
As reported	0.24	0.44	0.46	0.92
Pro forma	0.23	0.43	0.44	0.88
Diluted earnings per share
As reported	0.24	0.43	0.45	0.90
Pro forma	0.23	0.42	0.43	0.86

(b) Performance Share Units (PSUs)

In the second quarter of 2005 the company issued 9,000 PSUs (2004 – 2,000). For the six months ended June 30, 2005, the company issued 445,000 PSUs (2004 -353,000). Expense recognized in the second quarter of 2005 was $ 5 million (2004 – $1 million). Expense recognized for the six months ended June 30, 2005 was $ 8 million (2004 – $2 million).

7. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans and other post-retirement benefits programs are described in note 9 of the company’s 2004 Annual Report. The following is the status of the net periodic benefit cost for the six months ended June 30.

	Pension Benefits
	Second quarter		Six months ended June 30
	2005	2004	2005	2004

Current service costs	8	6	16	12
Interest costs	9	9	19	17
Expected return on plan assets	(7)	(6)	(14)	(12)
Amortization of net actuarial loss	6	4	11	9
Net periodic benefit cost	16	13	32	26

	Other Post-retirement Benefits
	Second quarter		Six months ended June 30
	2005	2004	2005	2004

Current service costs	1	2	3	3
Interest costs	2	1	4	3
Amortization of net actuarial loss	—	1	—	1
Net periodic benefit cost	3	4	7	7

8. SUPPLEMENTAL INFORMATION

	Second quarter		Six months ended June 30
($ millions)	2005	2004	2005	2004

Interest paid	23	23	69	78
Income taxes paid	21	12	55	32

Strategic Crude Oil Hedges at June 30, 2005

	Quantity	Average Price	Revenue Hedged	Hedge
	(bbl/day)	(US$/bbl) (a)	(Cdn$ millions) (b)	Period (c)

Swaps	36 000	22.77	185	2005

Margin Hedges at June 30, 2005

	Quantity	Average Margin	Margin Hedged	Hedge
	(bbl/day)	(US$/bbl)	(Cdn$ millions) (b)	Period

Refined product and crude swaps	9 300	6.62	14	2005	(d)
Refined product and crude swaps	6 800	11.78	9	2006	(e)

Natural Gas Hedges at June 30, 2005

	Quantity	Average Price	Revenue Hedged	Hedge
	(GJ/day)	(Cdn$/GJ)	(Cdn$ millions)	Period (c)

Costless collars	25 000	6.91 – 8.11	21 – 25	2005	(f)
Swaps	4 000	6.99	5	2005
Swaps	4 000	6.58	10	2006
Swaps	4 000	6.11	9	2007

(a)          Average price for crude oil swaps is WTI per barrel at Cushing, Oklahoma.

(b)         The revenue and margin hedged is translated to Cdn$ at the June 30, 2005 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.

(c)          Original hedge term is for the full year unless otherwise noted.

(d)         For the period July to December 2005, inclusive.

(e)          For the period January to March 2006, inclusive.

(f)            For the period July to October 2005, inclusive.

9. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Alberta Crown royalties in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. Firebag is being treated by the government of Alberta as a separate project from the rest of the Oil Sands operations for royalty purposes. The 2004 calendar year was a transitional year for Oil Sands as the remaining amount of prior years’ allowable costs carried forward of approximately $600 million were claimed before the 25% R-C royalty applied to 2004 results.

Absolute royalties that may be payable in 2005 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, timing of the receipt of business interruption insurance proceeds, foreign exchange rates and total capital and operating costs for each project. Oil Sands pretax Crown royalty estimate was $181 million ($110 million after-tax) for the first six months of 2005 ($108 million after-tax in 2004). The annualized estimate of $500 million ($305 million after-tax) was based on six months of actual results, together with 2005 forward crude oil pricing as at June 30, 2005, current forecasts of capital and operating costs for the remainder of 2005, a Canadian/US foreign exchange rate of $0.81, and no receipts of business interruption insurance proceeds other than those recorded to date (see note 12). Accordingly, actual results will differ, and these differences may be material.

10. ACQUISITION OF REFINERY AND RELATED ASSETS

On May 31, 2005, the company acquired all of the issued shares of the Colorado Refining Company, an indirect wholly-owned subsidiary of Valero for cash consideration of $37 million. Additional payments for working capital and associated inventory brought the total purchase price to $62 million. The acquired company’s principal assets are a Denver refinery and a products terminal located in Grand Junction, Colorado. The preliminary allocation of fair value to the assets acquired and liabilities assumed was $79 million for property, plant and equipment, $30 million for inventory, and $41 million for environmental liabilities assumed. The fair value assigned to other liabilities was $6 million. The acquisition was accounted for by the purchase method of accounting.

The results of operations for these assets have been included in the consolidated financial statements from the date of acquisition. The new operations have been reported as part of the Refining and Marketing – U.S.A. segment in the Schedules of Segmented Data.

11. CREDIT FACILITIES

During the second quarter, the company entered into a new $600 million credit facility agreement. The new facility is fully revolving for 364 days and expires in 2006.

12. SUBSEQUENT EVENT

In July 2005, the Company received $61 million in proceeds related to its business interruption insurance coverage. The business interruption insurance proceeds related to business activity in the second quarter of 2005 and have accordingly been recognized as revenue in the second quarter. Additional business interruption insurance proceeds will be recorded at the time of unconditional receipt.

highlights

(unaudited)

	2005	2004

Cash Flow from Operations (dollars per common share)

For the three months ended June 30
Cash flow from operations (1)	0.67	1.08

For the six months ended June 30
Cash flow from operations (1)	1.32	2.00

Ratios
For the twelve months ended June 30
Return on capital employed (%) (2)	13.9	19.0
Return on capital employed (%) (3)	11.1	16.7
Net debt to cash flow from operations (times) (4)	1.7	1.3
Interest coverage on long-term debt (times)
Net earnings (5)	10.0	9.2
Cash flow from operations (6)	13.0	11.9

As at June 30
Debt to debt plus shareholders’ equity (%) (7)	36.3	37.4

Common Share Information
As at June 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	57.92	34.01
New York Stock Exchange – US$	47.32	25.61
Common share options outstanding (thousands)	19 630	21 639

For the six months ended June 30
Average number outstanding, weighted monthly (thousands)	455 486	452 283

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with generally accepted accounting principles (GAAP).

(1)          Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)          Net earnings (2005 – $880 million; 2004 – $1,006 million) adjusted for after-tax financing expenses (2005 – income of $60 million; 2004 – expense of $68 million) for the twelve month period ended; divided by average capital employed (2005 – $5,897 million; 2004 – $5,645 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 51 of Suncor’s 2004 Annual Report to Shareholders.

(3)          If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2005 – $7,385 million; 2004 – $6,432 million), the return on capital employed would be as stated on this line.

(4)          Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)          Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)          Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)          Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

quarterly operating summary

(unaudited)

	For the quarter ended					Six months ended		Total year
	June 30	Mar 31	Dec 31	Sep 30	June 30	June 30	June 30	Dec 31
	2005	2005	2004	2004	2004	2005	2004	2004
OIL SANDS
Production (a)
Base operations	119.5	121.2	206.9	230.2	210.8	120.4	212.4	215.6
Firebag	8.7	18.7	15.6	7.3	15.1	13.7	10.5	10.9
Total production	128.2	139.9	222.5	237.5	225.9	134.1	222.9	226.5
Sales (a)
Light sweet crude oil	48.3	75.3	115.3	113.5	118.7	61.8	115.4	114.9
Diesel	9.0	11.8	25.5	28.7	29.7	10.4	28.6	27.9
Light sour crude oil	54.2	38.5	80.9	76.3	68.9	46.4	71.6	75.1
Bitumen	9.6	18.4	11.0	7.9	14.5	13.9	7.3	8.4
Total sales	121.1	144.0	232.7	226.4	231.8	132.5	222.9	226.3
Average sales price (1),(b)
Light sweet crude oil	39.20	45.41	50.55	46.03	45.70	42.80	42.98	45.60
Other (diesel, light sour crude oil and bitumen)	50.47	47.31	39.62	42.29	38.28	48.80	37.16	39.13
Total	45.98	46.44	44.68	44.08	41.88	46.23	40.09	42.28
Total *	57.24	54.80	54.40	52.72	48.18	55.92	45.83	49.78

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – BASE OPERATIONS

Cash costs	16.30	15.10	10.90	9.00	9.75	15.70	9.70	9.80
Natural gas	2.65	4.70	2.20	1.40	2.30	3.65	2.20	2.00
Imported bitumen	—	0.10	0.10	0.10	0.05	0.05	0.25	0.15
Cash operating costs (2),(c)	18.95	19.90	13.20	10.50	12.10	19.40	12.15	11.95
Firebag start-up costs	—	—	—	—	—	—	0.60	0.30
Total cash operating costs (3),(c)	18.95	19.90	13.20	10.50	12.10	19.40	12.75	12.25
Depreciation, depletion and amortization	9.45	9.05	6.25	5.70	6.20	9.30	6.20	6.10
Total operating costs (4),(c)	28.40	28.95	19.45	16.20	18.30	28.70	18.95	18.35

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – FIREBAG

Cash costs	18.95	8.90	7.00	14.90	6.55	12.10	6.55	8.30
Natural gas	16.40	10.10	10.45	11.90	11.65	12.10	11.65	11.20
Cash operating costs (5),(c)	35.35	19.00	17.45	26.80	18.20	24.20	18.20	19.50
Depreciation, depletion and amortization	7.60	4.75	5.55	7.45	5.80	5.65	5.80	6.00
Total operating costs (6),(c)	42.95	23.75	23.00	34.25	24.00	29.85	24.00	25.50

(for the period ended)
Capital employed (i)	4 303	4 231	4 169	4 182	4 525

(for the twelve months ended)
Return on capital employed (j)	17.2	19.6	22.9	22.8	22.6
Return on capital employed (j) ****	13.4	15.9	18.8	19.0	19.2

quarterly operating summary (continued)

(unaudited)

	For the quarter ended					Six months ended		Total year
	June 30	Mar 31	Dec 31	Sep 30	June 30	June 30	June 30	Dec 31
	2005	2005	2004	2004	2004	2005	2004	2004
NATURAL GAS
Gross production **
Natural gas (d)	175	191	193	201	209	183	203	200
Natural gas liquids (a)	2.2	3.0	2.9	2.6	2.2	2.6	2.2	2.5
Crude oil (a)	1.0	0.9	1.0	1.0	1.1	0.9	1.0	1.0
Total gross production (e)	32.4	35.7	36.1	37.1	38.1	34.0	37.0	36.8
Average sales price (1)
Natural gas (f)	7.29	6.81	7.02	6.49	6.77	7.04	6.66	6.70
Natural gas (f) *	7.26	6.74	6.98	6.53	6.84	6.99	6.72	6.73
Natural gas liquids (b)	52.52	38.32	46.46	42.06	43.53	44.38	40.85	42.82
Crude oil – Conventional (b)	63.86	61.40	55.26	55.43	47.08	62.68	45.71	50.41
Net wells drilled
Conventional – Exploratory ***	—	5	—	3	3	5	7	10
– Development	2	5	5	3	—	7	8	16
	2	10	5	6	3	12	15	26

(for the period ended)
Capital employed (i)	564	490	448	410	421

(for the twelve months ended)
Return on capital employed (j)	22.5	26.2	27.1	30.4	29.9

ENERGY MARKETING AND REFINING – CANADA

Refined product sales (g)
Transportation fuels
Gasoline
Retail	4.8	4.6	4.8	4.6	4.5	4.7	4.4	4.6
Other	4.1	4.0	4.1	4.3	4.1	4.0	4.0	4.1
Jet fuel	0.8	0.9	1.0	1.0	0.7	0.9	0.9	0.9
Diesel	3.3	2.7	3.3	3.0	3.1	3.0	3.0	3.1
Total transportation fuel sales	13.0	12.2	13.2	12.9	12.4	12.6	12.3	12.7
Petrochemicals	0.8	0.8	0.8	0.7	0.6	0.8	0.7	0.8
Heating oils	0.3	0.8	0.5	0.2	0.3	0.5	0.5	0.4
Heavy fuel oils	1.4	1.0	0.8	0.5	0.7	1.2	0.8	0.7
Other	0.6	0.3	0.3	1.0	1.5	0.5	1.1	0.8
Total refined product sales	16.1	15.1	15.6	15.3	15.5	15.6	15.4	15.4

Margins (h)
Refining (7)	7.3	4.8	7.9	8.8	7.4	6.1	7.7	8.0
Refining (7) *	7.6	4.8	7.8	8.8	8.0	6.3	8.0	8.1
Retail (8)	3.8	4.7	4.5	3.7	4.3	4.3	4.6	4.4

Crude oil supply and refining
Processed at Sarnia refinery (g)	11.1	10.1	11.3	11.6	9.5	10.6	10.7	11.1
Utilization of refining capacity (j)	100	91	101	104	85	95	97	100

(for the period ended)
Capital employed (i)	507	525	512	528	587

(for the twelve months ended)
Return on capital employed (j)	10.1	8.4	14.6	11.2	7.8
Return on capital employed (j) ****	8.1	7.3	13.6	10.8	7.8

quarterly operating summary (continued)

(unaudited)

	For the quarter ended					Six months ended		Total year
	June 30	Mar 31	Dec 31	Sep 30	June 30	June 30	June 30	Dec 31
	2005	2005	2004	2004	2004	2005	2004	2004
REFINING AND MARKETING – U.S.A.
Refined product sales (g)
Transportation fuels
Gasoline
Retail	0.7	0.7	0.7	0.7	0.6	0.7	0.7	0.7
Other	5.0	3.8	3.9	4.3	3.6	4.4	3.5	3.8
Jet fuel	0.7	0.7	0.6	0.7	0.5	0.7	0.4	0.5
Diesel	3.1	2.6	2.5	2.5	1.9	2.9	2.0	2.2
Total transportation fuel sales	9.5	7.8	7.7	8.2	6.6	8.7	6.6	7.2
Asphalt	1.9	1.6	1.1	1.9	1.8	1.8	1.5	1.5
Other	1.2	0.7	0.7	0.8	0.5	1.0	0.4	0.6
Total refined product sales	12.6	10.1	9.5	10.9	8.9	11.5	8.5	9.3

Margins (h)
Refining (7)	9.5	6.3	7.7	5.1	9.0	7.9	7.1	6.7
Refining (7) *	9.5	6.3	7.7	5.3	9.3	7.9	7.3	6.8
Retail (8)	4.3	3.3	6.0	4.2	6.2	3.8	5.6	5.4

Crude oil supply and refining
Processed at Denver refinery (g)	11.4	9.2	9.5	9.5	8.2	10.3	8.1	8.8
Utilization of refining capacity (j)	102	96	100	99	86	100	85	92

(for the period ended)
Capital employed (i)	349	262	232	241

(for the twelve months ended)
Return on capital employed (j)	17.6	14.5	12.2	10.0
Return on capital employed (j) ****	13.8	12.2	11.0	9.6

quarterly operating summary (continued)

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	• This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(2) Cash operating costs – Base operations

•      Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on mining production volumes. For a reconciliation of this non GAAP financial measure see Management’s Discussion and Analysis.

(3) Total cash operating costs – Base operations	• Include cash operating costs – Base operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on mining production volumes.

(4) Total operating costs – Base operations	• Include total cash operating costs – Base operations as defined above and non-cash operating costs. Per barrel amounts are based on mining production volumes.

(5) Cash operating costs – Firebag

•      Include cash costs that are defined as operating, selling, and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes.

(6) Total operating costs – Firebag	• Include cash operating costs – Firebag as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes.

(7) Refining margin	• This operating statistic is calculated as the average wholesale unit price from all products less average unit cost of crude oil.

(8) Retail margin

•      This operating statistic is calculated as the average street price of Sunoco (Energy, Marketing and Refining – Canada) and Phillips 66–branded (Refining and Marketing – U.S.A.) retail gasoline net of federal excise tax, as applicable, and other adjustments, less refining gasoline transfer price.

Explanatory Notes

*                                         Excludes the impact of hedging activities.

**                                  Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***                           Excludes exploratory wells in progress.

****                    If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)          thousands of barrels per day

(b)         dollars per barrel

(c)          dollars per barrel rounded to the nearest $0.05

(d)         millions of cubic feet per day

(e)          thousands of barrels of oil equivalent per day

(f)            dollars per thousand cubic feet

(g)         thousands of cubic metres per day

(h)         cents per litre

(i)             $ millions

(j)             percentage

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels